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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACR Securities, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

687 PARK LANE
(No. and Street)

CEDARHURST (City) NY (State) 11516 (Zip Code)

SEC Mail Processing Section
FEB 10 2009
Washington, DC
111

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Want & Ender CPA, P.C.
(Name – *if individual, state last, first, middle name*)

386 Park Ave South (Address) N.Y. (City) NY (State) 10016 (Zip Code)

PROCESSED
FEB 13 2009
THOMSON REUTERS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Austin C. Rybstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.C.R. Securities, Inc., as of January 15, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YVETTE ZEIDAN
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NASSAU COUNTY
NO. 01ZE6170023
MY COMMISSION EXPIRES 07-02-2011
01/15/2009

Notary Public

Austin C. Rybstein
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WANT & ENDER
CPA, P.C.

Certified Public Accountants

MARTIN ENDER CPA
STANLEY Z. WANT CPA, CFP
WING S. LEUNG, CPA

January 7, 2009

ACR SECURITIES, INC.
687 PARK LANE
CEDARHURST, NY 11516

Attn: Mr. Austin Rybstein

Dear Mr. Rybstein,

We enclose herewith a copy of ACR Securities, Inc. Financial Statements with Accountants' Report as at December 31, 2008.

Also enclosed are two copies of Letter of Representation in connection with above report. Please sign one copy and return to our office. The other copy is for your files.

Very truly yours,

Martin Ender
WANT & ENDER CPA, P.C.

386 PARK AVENUE SOUTH SUITE 1618 NEW YORK, NY 10016
TEL 212.684.2414 FAX 212.684.5433 WEB WWW.WANTENDERCPA.COM

ACR Securities, Inc.

687 Park Lane
Cedarhurst, NY 11516

January 7, 2009

Want & Ender CPA, P.C.
386 Park Avenue South, Suite 1618
New York, NY 10016

In connection with your examination of the statements of financial condition, income, cash flow, changes in shareholder's equity and changes in financial postion of ACR Securities, Inc. as of December 31, 2008, and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly the financial position, results of operations, changes in shareholder's equity and changes in financial position of ACR SECURITIES, INC. in conformity with generally accepted accounting principles, we confirm, to the best of our knowledge and belief, the following representations made to you during your examination.

(1) We are responsible for the fair presentation in the financial statements of financial postion, results of operations, changes in shareholder's equity and changes in financial position in conformity with generally accepted accounting principles.

(2) We have made available to you all:

(a) Financial records and related data.
(b) Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

(3) There have been no:

(a) Irregularities involving management or employees who have significant roles in the system of internal control.

(b) Irregularities involving other employees that could have a material effect on the financial statements.

(c) Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statements.

(4) We have no plans or intentions that may materially affect the carrying value or classifications of assets and liabilities.

(5) There are no:

(a) Violations or possible violations of federal, foreign, state, local, etc. laws or regulations whose effects should be considered for disclosure in the financial statement or as a basis for recording a loss contingency.

(b) Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

(6) There are no other unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.

(7) There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

(8) The Company has satisfactory title to all owned assets, and there no liens or encumberances on such assets, nor have any assets been pledged.

(9) We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

(10) All property, plant, and equipment as owned with satisfactory title is included in the balances; charges during the year are stated at cost and were actual additions; property disposed of or abandoned was removed from the accounts.

(11) The provision for depreciation was determined on a basis consistent with preceding years, and we believe that the methods used and lives assigned continue to be appropiate to allocate the cost of these assets over their estimated useful lives. The accumulated depreciation is adequate to state these assets at a net amount reasonably allocable to the utility to be obtained over their remaining lives.

(12) No events have occurred and no facts have been discovered since the balance sheet date, which would make the balance sheet or the statement of operations, changes in financial position and shareholder's equity for the period then ended materially inaccurate or misleading.

(13) There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

(14) Net capital computations, prepared by the company for the year ended December 31, 2008 indicated that the Company was in compliance with requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the year. Reserve calculations under rule 15c3-1 during the year did not reveal any deposit requirement that was not made on a timely basis.

We understand that, as is customary, your examination was in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures as you considered necessary in the circumstances for the purpose of expressing an opinion on the financial statements but did not include a detailed audit of the transactions. We also understand that such examination would not necessarily disclose irregularities should there be any.

Very truly yours,

ACR Securities, Inc.

Austin Rybstein
President

ACR SECURITIES, INC.

FINANCIAL STATMENTS WITH
SUPPLEMENTARY INFORMATION AND
ACCOUNTANTS' REPORT

DECEMBER 31, 2008

ACR SECURITIES, INC.

December 31, 2008

TABLE OF CONTENTS

WANT & ENDER
CPA, P.C.

Certified Public Accountants

MARTIN ENDER CPA
STANLEY Z. WANT CPA, CFP
WING S. LEUNG, CPA

Independent Auditor's Report

To the Shareholders and Board of Directors
ACR Securities, Inc.
687 Park Lane
Cedarhurst, New York 11516

We have audited the accompanying balance sheet of ACR Securities, Inc. as of December 31, 2008 and related statments of income, changes in shareholder's equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our examination was made primarily for the purpose of expressing an opinion on the financial statements taken as a whole, and revealed no material weakness in the accounting procedures and internal controls.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACR Securities, Inc. as of December 31, 2008, and the reults of its operation and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Martin Ender
Want & Ender, CPA, P.C.
New York, New York

January 7, 2009

386 PARK AVENUE SOUTH SUITE 1618 NEW YORK, NY 10016
TEL 212.684.2414 FAX 212.684.5433 WEB WWW.WANTENDERCPA.COM

ACR Securities, Inc.
Balance Sheet
December 31, 2008

ASSETS

CURRENT ASSETS	
Cash In Bank	31,092.54
Clearing House Deposit	10,316.34
Commissions Receivable	452.19
Total Current Assets	41,861.07
FIXED ASSETS	
Total Fixed Assets	0.00
OTHER ASSETS	
Total Other Assets	0.00
TOTAL ASSETS	$ 41,861.07

See accountants' report and accompanying notes to financial statements

ACR Securities, Inc.
Balance Sheet
December 31, 2008

LIABILITIES

CURRENT LIABILITIES	
Accr Expenses	1,250.00
Total Current Liabilities	1,250.00
LONG TERM LIABILITIES	
Total Long Term Liabilities	0.00
EQUITY	
Common Stock(Note 1)	15,000.00
Accumulated Adjustment	37,533.18
Current Year Earnings	(11,922.11)
Total Equity	40,611.07
TOTAL LIABILITIES AND EQUITY	$ 41,861.07

ACR Securities, Inc.
Income Statement
For the Year Ended December 31, 2008

INCOME	
Commission Income	58,171.82
Other Income	4,458.04
Total Revenues	62,629.86
OPERATING EXPENSES	
Clearing House Expenses	23,661.77
Officers Salary	25,000.00
Professional Fees	3,675.00
Bad Debts	2,250.14
Telephone Expenses	1,464.03
License & Permits	1,087.00
Office Related Expenses	1,699.77
Postage Expenses	103.92
Quote Service	8,853.24
Books & Periodicals	469.39
Insurance	4,125.71
Total Operating Expenses	72,389.97
NET OPERATING INCOME (LOSS)	(9,760.11)
TAXES	
Payroll Taxes	2,062.00
Taxes	100.00
Total Taxes	2,162.00
NET INCOME (LOSS) FOR THE PERIOD	(11,922.11)

See accountants' report and accompanying notes to financial statements

ACR SECURITIES, INC.

Statement of changes in shareholder's equity

Year ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, January 1, 2008	$ 15,000.00	$ --	$ 37,533.18
Net Profit for the year			$(11,922.11)
Distribution to Shareholder			$ -0-
Balance, December 31, 2008	$ 15,000.00	$ --	$ 25,611.07

See accountants' report and accompanying notes to financial statements

ACR Securities, Inc.
Statement of Cash Flows
For the Period Ended December 31, 2008

	Current Year 12-31-8
Cash Flows from Operating Activities	
Net Income	($ 11,922.11)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
(Increase) Decrease in Other Assets	3,450.05
Increase (Decrease) in Accrued Liabilities	375.00
Total Adjustments	3,825.05
Net Cash Provided (Used) By Operating Activities	($ 8,097.06)
Cash Flows from Investing Activities	
Net Cash Provided (Used) By Investing Activities	0.00
Cash Flows from Financing Activities	
Net Cash Provided (Used) By Financing Activities	0.00
Net Increase (Decrease) in Cash	(8,097.06)
Cash at Beginning of Period	39,189.60
Cash at End of Period	$ 31,092.54

See accountants'report and accompanying note to financial statements

ACR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

(1) STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The company was incorporated in the State of New York on June 1, 1998 to operate as a broker/dealer of securities. 200 shares of common stocks with no par value were issued in exchange for cash of $15,000.

(2) COMMISSIONS RECEIVABLE

Commisssions receivable represents commissions earned in December and will be received in January.

SUPPLEMENTARY INFORMATION

ACR Securities, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2008

NET CAPITAL :		
	Total assets	$ 40,611.07
	Total liabilities	1,275.00
	Net worth	39,336.07*
DEDUCT:	Non-allowable Asset	163.00
	Net Cap-Tentative	39,173.07
LESS:	Minimum-required	5,000.00
	Excess net capital	34,173.07
	Excess net capital(based on 10% of Liabilites $ 131)	34,173.07

The Net Capital computation is the same as the report and there is no material difference in the Net Capital.

WANT & ENDER
CPA, P.C.

Certified Public Accountants

MARTIN ENDER CPA
STANLEY Z. WANT CPA, CFP
WING S. LEUNG, CPA

Supplemental Report

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

<u>Accounting Policies</u>

ACR (the Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company operates under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii). The exemptive provisions provide that all funds and securities belonging to customers are handled by a clearing broker-dealer. The Company's clearing broker is SWS Clearing in Dallas, Texas.

386 PARK AVENUE SOUTH SUITE 1618 NEW YORK, NY 10016
TEL 212.684.2414 FAX 212.684.5433 WEB WWW.WANTENDERCPA.COM

Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission Act of 1934, the Company is required to maintain a minimum net capital as defined under the Rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $34,173 and a net capital requirement of $5000. The Company's ratio of aggregate indebtedness to net capital was 27:1. There were no material inadequacies in the procedures followed to adhere to the provisions of Rule 15c3-1.

Possession and Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) to promptly transmit all customer funds and securities to the clearing broker who carries the customer accounts.

END